Alteon WebSystems Media Q&A

Nortel Networks to Acquire Alteon WebSystems for US$7.8 Billion - Will Establish Leadership Position in Delivering High-Performance Internet Data Centers for the New Networked Economy


     1.   Who is Alteon WebSystems?

          Alteon WebSystems [Nasdaq: ATON] is a publicly trade company and the content switching market leader. Alteon WebSystems provides innovative and leading-edge Layer 4-7 Web Switches, which give companies the ability to process, track and intelligently forward Web sessions at gigabit speeds while applying sophisticated traffic control services to each session.

     2.   Where is Alteon WebSystems based and how many employees does it have?

          Alteon WebSystems is based in San Jose, Calif., and has approximately 500 employees.

     3. Who is the CEO of Alteon WebSystems and what role will he play after the acquisition?

          Dominic Orr is the CEO of Alteon WebSystems. He will become the president of Nortel Networks' Content Distribution Networks business unit.

     4. How does Alteon WebSystems fit in with Nortel Networks' high-performance Internet portfolio?

          The acquisition will unite Nortel Networks' leadership in building next-generation networks that deliver unconstrained bandwidth, combined with Alteon WebSystems' unmatched technology to optimize content as it flows across the Internet.

     5. Is there any provision in the Alteon WebSystems deal to keep the top executives in place for a period of time?

          Alteon WebSystems employees will continue to hold their current options. In addition, they will receive stock options, a portion of which will vest after two years and a portion after three years. There is a strong commitment from the Alteon WebSystems team to continue being part of a winning leadership story.

     6.   What are the terms of the deal?

          Alteon WebSystems shareholders will receive a fixed exchange ratio of
          1.83148 Nortel Networks' common shares for each share of Alteon WebSystems common stock. Based on the closing price of US$78.625 per common share of Nortel Networks on Thursday, July 27, 2000, this represents a price of US$144.00 per share of Alteon WebSystems and a price of US$7.8 billion for the common shares of Alteon WebSystems on a fully diluted basis.

     7. When do you expect the acquisition to close and what approvals are required?

          The transaction is expected to close late in the fourth quarter this year and is subject to customary regulatory approvals and the approval of Alteon WebSystems' shareholders.

     8. Will you shut facilities or layoff any people because of this acquisition?

          No.

     9.   What happens to Alteon WebSystems' employees?

          They will be working for Nortel Networks and will become part of our Content Distribution Networks business unit.

     10.  Who owns Alteon WebSystems and when was it founded?

          Alteon WebSystems was founded in May 1996. It is a publicly traded company.

     11.  What were Alteon WebSystems' revenues in 2000?

          Alteon WebSystems had revenues in fiscal 2000 of US$109.6 million. Net sales for the quarter ending June 30, 2000, were a record US$51.5 million, up 82 percent from the US$28.2 million reported in the previous quarter and up 555 percent from the US$7.9 million in net sales reported in the same quarter in 1999.

     12.  Who are Alteon WebSystems' competitors?

          Only Cisco has any meaningful presence and that's primarily due to its acquisition of ArrowPoint. Other smaller competitors include F5 Networks, Foundry Networks, and Intel.

     13.  Who are Alteon WebSystems' customers?

          Alteon WebSystems' customer footprint is unmatched and boasts leaders in the enterprise and emerging service provider markets including Yahoo!, Excite@Home, Buy.com, NTT, DLJDirect, CitySearch-Ticketmaster Online, Exodus Communications, Loudcloud, Digex, UUNET, Cable & Wireless, Virgin, Global Crossing, ICG Communications, GTE Internet, Concentric Networks, and Microsoft WebTV.

     14.  What makes Alteon WebSystems worth US$7.8 billion?

          The combination of Alteon WebSystems' unique ASIC-based hardware, and content-intelligent software technology, marquee Internet customer base along with its deep market penetration and dramatic revenue growth, has clearly established the company as the market leader in web switching according to a number of independent analysts such as the Dell'Oro Group. In addition, the recent introduction of its integrated service director (iSD) enables Alteon WebSystems to provide an even broader range of value-added Web computing services to application and Web hosting companies, service providers, and e-commerce enterprises. Finally, Alteon WebSystems has consistently demonstrated superior Layer 4-7 switching performance in independent testing performed by third parties including PC Week Labs, PC Magazine and Network Computing.

     15.  Why do we believe Alteon WebSystems' technology is better?

          Alteon WebSystems' flagship Layer 4-7 Web switching technology, which has a simple and scalable common architecture across the entire product line, allows service providers such as ISPs and enterprises to:

          o Increase network throughput by as much as 20-40 percent by scaling and optimizing the efficiency of servers and server-based applications

          o Lowers the cost of the products, increases functionality, and improves customer implementation and operations

          o Lower data transmission latency at an equipment cost roughly 35-50 percent lower than the alternative architectures

          o Ensure service provider's customers are provided the Quality of Service (QoS) needed to maximize revenues.

          o    Ensure non-stop availability of their sites and services

          o    Balance servers, firewalls, and network switches and routers.

     16.  Who are Alteon WebSystems' technology partners?

          Alteon WebSystems has strategic alliances with Akamai Technologies, Check Point Software Technologies, Cache Flow, Packeteer, Lucent Technolgies, LSI Logic, Celestica and Inktomi Corporation.

     17. Lucent is an Alteon WebSystems technology partner. What happens to Alteon WebSystems's relationship with Lucent after the acquisition?

          Lucent OEM's Alteon WebSystems' Web switches as part of its IP Works offering. We will examine Alteon WebSystems' business carefully and incorporate whatever is necessary to best deliver our solution to our customers.

     18. Alteon WebSystems acquired Pharsalia in July. What are the results of that acquisition? Pharsalia develops intelligent software for the content delivery market, which rides on the Alteon WebSystems's Integrated Service Director platform (ISD).

     19.  Are there any caps/collars/other financial conditions on the deal?

          There is no cap or collar on the amount payable at time of closing.

     20.  Are there any break-up fees?

          Yes., at traditional levels.

     21.  How will the transaction be accounted for?

          We will use purchase accounting.

     22.  What is the expected impact to Nortel Networks' financial performance?

          The acquisition is expected to be slightly accretive to Nortel Networks earnings per share from operations in calendar year 2001. Based upon a determined price of Nortel Networks common share of approximately US$78.625, the acquisition will result in Nortel Networks issuing approximately 104 million shares on a fully-diluted basis.

     23.  Does this change your guidance for 2000 (Revenue & EPS growth)?

          No change to guidance.

     24.  Who was Nortel Networks financial advisor?

          Credit Suisse First Boston.


Certain information included herein is forward-looking and is subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Factors which could cause results or events to differ from current expectations include, among other things: the impact of price and product competition; the dependence on new product development; the impact of rapid technological and market change; the ability of Nortel Networks to make acquisitions and/or integrate the operations and technologies of acquired businesses in an effective manner; general industry and market conditions and growth rates; international growth and global economic conditions, particularly in emerging markets and including interest rate and currency exchange rate fluctuations; the impact of consolidations in the telecommunications industry, the uncertainties of the Internet; stock market volatility; the ability of Nortel Networks to recruit and retain qualified employees; and the impact of increased provision of customer financing by Nortel Networks. For additional information with respect to certain of these and other factors, see the reports filed by Nortel Networks with the United States Securities and Exchange Commission. Nortel Networks disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors and security holders are advised to read the proxy statement/prospectus regarding the transaction to be filed with the Securities and Exchange Commission by Nortel Networks and Alteon WebSystems, as it will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by Nortel Networks and Alteon WebSystems at the Commission's website at www.sec.gov. When available, the proxy statement/prospectus and the other documents may also be obtained from Nortel Networks Corporation, Attention:
Investor Relations 8200 Dixie Road, Suite 100 Brampton, Ontario L6T 5P6 Canada

Alteon WebSystems, its directors, executive officers and certain other members of Alteon WebSystems' management and employees may be soliciting proxies from Alteon WebSystems' stockholders in favor of the merger. Information concerning the participants will be set forth in the proxy statement/prospectus when it is filed with the Securities and Exchange Commission.